                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

         INFORMATION REQUIRED FOR SOLICITATIONS AND RECOMMENDATIONS IN
          CONNECTION WITH PROXY SOLICITATIONS COVERED BY THE 1934 ACT
                             REPORTING REQUIREMENTS

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             @ ENTERTAINMENT, INC.
                           (Name of Subject Company)

                             @ ENTERTAINMENT, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  045920 10 5
                     (CUSIP Number of Class of Securities)

                             ROBERT E. FOWLER, III
                            CHIEF EXECUTIVE OFFICER
                             @ ENTERTAINMENT, INC.
                              ONE COMMERCIAL PLAZA
                             HARTFORD, CONNECTICUT
                                 (860) 549-1674
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                   on behalf of the person filing statement)

                                    Copy to:
                                  MARC R. PAUL
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                          WASHINGTON, D.C. 20006-4078
                                 (202) 452-7034

    This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated June 15, 1999 (the "Schedule 14D-9") with respect to the tender offer (the "Offer") by Bison Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of the Netherlands (the "Parent"), to purchase all of the issued and outstanding shares of common stock, value $.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    Item 8 is hereby amended to add at the end thereof the following:

    The offer price in the Offer and the merger consideration will be funded out of a portion of the proceeds of a private placement of debt securities by the Parent (the "Offering"). On July 29, 1999, Parent announced that on July 27, 1999, Parent entered into a Purchase Agreement with Donaldson, Lufkin & Jenrette International and Goldman Sachs International (as representatives of several purchasers (the "Purchasers") named in the Purchase Agreement) pursuant to which the Purchasers, subject to the conditions set forth in the Purchase Agreement, agreed to purchase (x) [EURO]300 million aggregate principal amount of 10 7/8% senior notes due 2009 (the "Senior EuroNotes"); (y) $800 million in aggregate principal amount of 10 7/8% senior notes due 2009 (the "Senior Dollar Notes" and, together with the Senior EuroNotes, the "Senior Notes"); and (z) $735 million in aggregate principal amount at maturity of 12 1/2% senior discount notes due 2009 (the "Senior Discount Notes and, together with the Senior Notes, the "Notes").

    Parent announced that the Notes will mature ten years from their date of issuance and the issue prices will be 100%, plus accrued interest, if any, from July 30, 1999 in the case of the Senior Euro Notes, 100%, plus accrued interest, if any, from July 30, 1999 in the case of the Senior Dollar Notes, and $545.21 per $1,000 principal amount of maturity in the case of the Senior Discount Notes. The Senior Discount Notes will accrete at a rate of 12 1/2% per annum, compounded semi-annually, to an aggregate principal amount of $735 million at August 1, 2004. The Notes will bear interest at an annual rate of 10 7/8% for the Senior Euro Notes and 10 7/8% for the Senior Dollar Notes payable semi-annually in cash in arrears on February 1 and August 1 of each year, commencing February 1, 2000. The Senior Discount Notes will accrue interest at the rate of 12 1/2% per annum, commencing August 1, 2004. Interest on the Senior Discount Notes will be payable semi-annually in cash in arrears on February 1 and August 1 of each year, commencing February 1, 2005. The purchase of the Notes by the Purchasers, which closed on July 30, 1999, is subject to customary conditions for private placements of notes of the type being sold including (i) the accuracy of certain representations and warrants of Parent, (ii) the performance by Parent of certain obligations and (iii) the delivery of opinions by Parent's accountants and legal advisors.

    Parent announced that approximately $925 million of the net proceeds to Parent from the sale of the Notes will be used to pay the offer price in the Offer and the merger consideration and to pay related fees and expenses.

    The documentation covering the Notes will contain certain covenants that, among other things, place certain limitations on Parent's ability, and the ability of Parent's subsidiaries, to (i) borrow money, (ii) issue capital stock,
(iii) pay dividends on stock or repurchase stock, (iv) make investments, (v) create certain liens, (vi) engage in certain transactions with affiliates, and
(vii) sell certain assets or merge with or into other companies.

    On July 30, 1999, Parent issued a press release announcing that it has completed the Offering. Such press release is attached as an exhibit hereto and incorporated herein by reference.

    On July 30, 1999, Parent announced that at the close of trading in New York, on Thursday, July 29, 1999, 30,119,315 shares of Common Stock of the Company had been validly tendered in connection with the Offer comprising approximately 88.0% (or approximately 64.7% on a fully diluted basis) of the Common Stock of the Company.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    The response to Item 9 is hereby amended, and supplemented to add the following:

    EXHIBIT
    NUMBER       DESCRIPTION
- ---------------  -------------------------------------------------------------------------------------------------
     Exhibit
      (a)(8)     Press Release of Parent dated July 29, 1999

     Exhibit
      (a)(9)     Press Release of Parent dated July 30, 1999

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                @ENTERTAINMENT, INC.

                                By:          /s/ ROBERT E. FOWLER, III
                                     -----------------------------------------
                                               Robert E. Fowler, III
                                              CHIEF EXECUTIVE OFFICER

August 3, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER           DESCRIPTION
- ---------------  -------------------------------------------------------------------------------------------------
Exhibit (a)(8)   Press Release dated July 29, 1999

Exhibit (a)(9)   Press Release dated July 30, 1999

                                                                  EXHIBIT (A)(8)

            UPC COMPLETES EUROPE'S LARGEST HIGH YIELD BOND OFFERING

    AMSTERDAM, NETHERLANDS, JULY 29/PRNEWSWIRE/: United Pan-Europe Communications has today announced that it has priced its $1.5 billion bond offering. The offering consists of three tranches: $800 million of ten year Senior Notes due 2009 with a 10 7/8% coupon; 300 million Euros of ten year Senior Notes due 2009 with a coupon of 10 7/8%; and $735 million aggregate principal amount of ten year 12 1/2% Senior Discount Notes due 2009. The Senior Discount Notes were sold at 54.521% of the face amount yielding gross proceeds of $400 million and will accrue but not pay interest until 2004. Total gross proceeds from the sale of the Senior Notes and Senior Discount Notes will be approximately $1.5 billion.

    Upon closing of the transaction, the $800 million of Senior Notes will be swapped into Euros to minimize UPC's currency and interest rate exposure. The swap will yield an average interest rate on the swap portion of 7.8% and a weighted average interest rate on the total $1.5 billion offering of 9.7%.

    UPC intends to use the proceeds of the offering to partially finance recently announced acquisitions.

    Mark Schneider, Chairman and CEO of UPC, commenting on the bond offering said today: "We are delighted to complete what is Europe's largest ever high yield offering, particularly given the recent bond market turbulence. This financing provides UPC with the capital necessary to continue our expansion throughout Europe and our aggressive roll out of digital video, voice and high speed data services."

    The debt securities to be offered have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The notes will be listed on the Luxembourg Stock Exchange and will trade on the PORTAL market of the NASD. The offering is expected to close on July 30, 1999.

    Headquartered in Amsterdam, UPC is the most innovative broadband communications company in Europe and owns and operates one of the largest pan-European groups of broadband communication networks. UPC provides cable television, telephony, high-speed Internet access and programming services in twelve countries across Europe and in Israel. As of June 30th, 1999, subject to closure of recently announced acquisitions, UPC's systems passed approximately
8.8 million homes with more than 5.5 million basic cable subscribers. In addition, UPC systems had 139,600 telephone access lines as well as 52,700 broadband Internet access subscribers. UPC completed an IPO in February 1999 and its shares are traded on the Amsterdam Stock Exchange ("UPC") and Nasdaq ("UPCOY").

    UPC is a consolidated subsidiary of Denver based UnitedGlobalCom Inc. ("United"), (Nasdaq: "UCOMA"). Microsoft has an interest of approximately 7.8% in UPC.

    "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding United Pan Europe Communications NV's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

                                                                  EXHIBIT (A)(9)

United Pan Europe Communications NV (ticker: UPCOY, exchange: Nasdaq) News Release - Friday, July 30, 1999

            UPC FINALISES EUROPE'S LARGEST HIGH YIELD BOND OFFERING

Amsterdam, The Netherlands, July 30/PRNewswire/--United Pan-Europe Communications (Nasdaq: UPCOY; Amsterdam: UPC) has today announced that it has completed its $1.5 billion bond offering. The offering consists of three tranches: $800 million of ten year Senior Notes due 2009 with a 10-7/8% coupon; 300 million Euros of ten year Senior Notes due 2009 with a coupon of 10-7/8%; and $735 million aggregate principal amount of ten year 12-1/2 Senior Discount Notes due 2009. The Senior Discount Notes were sold at 54.521% of the face amount yielding gross proceeds of $400 million and will accrue but not pay interest until 2004. Total gross proceeds from the sale of the Senior Notes and Senior Discount Notes are $1.5 billion.

The $800 million of Senior Notes will be swapped into Euros to minimize UPC's currency and interest rate exposure. The swap will yield an average rate on the swap portion of 7.8% and a weighted average interest rate on the total $1.5 billion offering of 9.7%.

Headquartered in Amsterdam, UPC is one of the most innovative broadband communications companies in Europe and owns and operates one of the largest pan-European groups of broadband communication networks. UPC provides cable television, telephony, high-speed Internet access and programming services in twelve countries across Europe, subject to completion of the @Entertainment acquisition, and in Israel. As of March 31st 1999, subject to closure of recently announced acquisitions, UPC's systems passed approximately 8.8 million homes with 5.5 million basic cable subscribers. In addition, UPC systems had 118,000 telephone access lines as well as 35,000 broadband Internet access subscribers. UPC completed an IPO in February 1999 and its shares are traded on the Amsterdam Stock Exchange ("UPC") and NASDAQ ("UPCOY").

UPC is a consolidated subsidiary of Denver based UnitedGlobalCom Inc. ("United"), (Nasdaq: "UCOMA"). Microsoft has an interest of approximately 7.8% in UPC.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding United Pan Europe Communications NV's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.